

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

Randy Hyzak
Executive Vice President and Chief Financial Officer
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re: Las Vegas Sands Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 4, 2022**
> **File No. 001-32373**

Dear Mr. Hyzak:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1. We note your response to prior comment 1; however, several disclosures cited in the Sample Letter are relevant to companies regardless of whether a VIE structure is used. These include, for example, legal and operational risks of having a majority of your operations in China, including Hong Kong and Macao, your ability to transfer cash in and out of China, Hong Kong and Macao, the potential for the Chinese government to exert significant oversight and discretion over the conduct of your business, and the Holding Foreign Companies Accountable Act. Your description of risks associated with operating in Macao's hospitality and casino industry are separate from risks that may adversely affect your operations if China were to exercise greater control over Macao. Therefore, as requested in prior comment 1, please refer to the Sample Letter and revise your disclosure to address the legal and operational risks and other disclosures associated with being a

China-based company. If you believe any of the comments were already addressed in your Form 10-K for the year ended December 31, 2021, or do not apply to you, please explain why.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction